UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30807 / November 25, 2013

In the Matter of   :
                                                         :
MEDLEY CAPITAL CORPORATION   :
MEDLEY SBIC, LP   :
MEDLEY SBIC GP, LLC   :
MEDLEY LLC   :
MCC ADVISORS LLC   :
MEDLEY CAPITAL LLC   :
MOF II MANAGEMENT LLC   :
MEDLEY CREDIT STRATEGIES LLC   :
MEDLEY GP LLC   :
MOF II GP LLC   :
MOF II GP (CAYMAN) LTD.   :
MEDLEY CREDIT STRATEGIES GP, LLC   :
MEDLEY OPPORTUNITY FUND LP   :
MEDLEY OPPORTUNITY FUND LTD.   :
MEDLEY OPPORTUNITY FUND II LP   :
MEDLEY OPPORTUNITY FUND II (CAYMAN) LP   :
MEDLEY CREDIT STRATEGIES MASTER LP   :
SIERRA INCOME CORPORATION   :
SIC ADVISORS LLC   :
                                                         :
375 Park Avenue, Suite 3304   :
New York, NY 10152   :
                                                         :
(812-14020)   :
                                                         :

ORDER UNDER SECTIONS 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Medley Capital Corporation, Medley SBIC, LP, Medley SBIC GP, LLC, Medley LLC, MCC Advisors LLC, Medley Capital LLC, MOF II Management LLC, Medley Credit Strategies LLC, Medley GP LLC, MOF II GP LLC, MOF II GP (Cayman) Ltd., Medley Credit Strategies GP, LLC, Medley Opportunity Fund LP, Medley Opportunity Fund Ltd., Medley Opportunity Fund II LP, Medley Opportunity Fund II (Cayman) LP, Medley Credit Strategies Master LP, Sierra Income Corporation, and SIC Advisors LLC filed an application on March 29, 2012, and amendments to the application on March 30, 2012, August 21, 2012, January 14, 2013, and September 26, 2013, requesting an order under sections 57(a)(4) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by section 57(a)(4) of the Act. The order would amend a prior order[1] to permit certain business development companies ("BDCs") to co-invest with each other and with certain affiliated investment funds in portfolio companies.

On October 28, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30769). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the BDCs in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Medley Capital Corporation, et al. (File No. 812-14020) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

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[1] Medley Capital Corporation, et al., Investment Company Act Release Nos. 29967 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order).